SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: January 6, 2005	By:	/s/ Nancy C. Gardner

17 December 2004.   Reuters Board Appointments

London – Reuters (LSE:RTR, Nasdaq:RTRSY), the global information company, today announced that Ken Olisa, non-executive director at Reuters, has been appointed to the Reuters Audit Committee with immediate effect. Ian Strachan, also a Reuters non-executive director, has been appointed to the Reuters Remuneration Committee with immediate effect and will step down from the Reuters Audit Committee on 8 February 2005.

Ends

Contacts

Johnny Weir
Reuters Media Relations London
+44 (0) 207 542 5211
Johnny.weir@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 14,700 staff in 92 countries, including some 2,300 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

20 December 2004.   Reuters To Acquire Telerate

o Acquisition to expand Reuters presence among core financial customers including in fixed income, buy-side firms and regional dealers
o Reuters customers to benefit from benchmark content and broader community
o Continuity of services assured to Telerate customers
o Consideration, subject to completion adjustments, to consist of $100 M (£52 M) in cash and Reuters 14% stake in Savvis

London – Reuters (LSE: RTR, NASDAQ: RTRSY), the global information company, and Moneyline Telerate, a global provider of real-time financial information, have entered into a definitive agreement for Reuters to acquire Moneyline Telerate. The consideration, subject to completion adjustments, is made up of $100 million (£52 M) in cash and Reuters 14% holding in Savvis Communications Corporation (NASDAQ: SVVS), which is currently convertible into approximately 75 million shares of Savvis common stock. On 17 December 2004, the trading day before the date of this announcement, the closing price for Savvis common stock was $1.00 (£0.52). Based in New York, Telerate is a global provider of benchmark content for the capital markets. With a primary focus on money markets, fixed income, foreign exchange and over-the-counter derivatives, the company provides services to more than 3,500 customers and has more than 30,000 user accesses in 85 countries and territories around the world.

With the acquisition of Telerate, Reuters will extend its presence among core financial customers, including fixed income, buy-side firms and regional dealers. The acquisition provides further impetus to Reuters Fast Forward goal to be the best in class provider of financial content, electronic transactions and distribution to market participants. Reuters is uniquely placed to achieve cost synergies from the acquisition as Telerate’s information distribution infrastructure operates on Reuters systems. In the transaction, Reuters will take on all customer agreements and support for Telerate products and services.

Reuters expects to spend approximately $82 million (£43 M) to integrate Telerate fully with the result that the acquisition is expected to be dilutive to Reuters adjusted EPS1 during the integration period. Upon completion of integration, which is anticipated to take 18 months, the acquisition is expected to become accretive to Reuters adjusted EPS and operating margins2. The parties expect the deal to close in mid-2005, subject to regulatory approvals.

Tom Glocer, Reuters Group Chief Executive, said: “Our aim for this acquisition is clear: to deliver value to customers through a broader, integrated content set and a larger trading community, and to investors through aggressive cost reduction. “This acquisition will greatly enhance our recently announced effort to add trading capabilities to Reuters desktops, especially in the fixed income markets, where the substantial Telerate client base will benefit our growing trading community. We plan to integrate Telerate with Reuters using the same tried and tested method employed with our Bridge and Multex acquisitions.”

David Walsh, Telerate Chairman, said: “Reuters strong franchise, leading brand, global reach and familiarity with our technology and operations made it the ideal acquirer for the Telerate business. We are pleased with Reuters commitment to continue to support Telerate customers around the world with the industry benchmark information and services on which they rely.” Telerate’s 2003 revenue was $292 M (£152 M). For the first three quarters of 2004, Telerate’s revenue was $205 M (£106 M), with an operating loss of $34 million (£18 M) before depreciation and amortization.

In connection with this transaction, Reuters and QUICK Corp. have signed a definitive agreement for Reuters to acquire Quick Moneyline Telerate (QMT), a division of Quick Corp. that serves as the exclusive distributor of Telerate products in Japan. Under the separate agreement, Reuters will pay JPY1.1 billion (£6 M) in cash, subject to certain adjustments, and Reuters current 4.85% holding in Quick for the QMT business. The parties have agreed to value the total consideration for the QMT acquisition at JPY1.9 billion (£10 M).

The acquisition agreements have been approved by the boards of directors of all companies and are subject to customary conditions, including standard regulatory approvals where required. The QMT purchase is expected to occur simultaneously with, and is conditional on, the completion of the Telerate acquisition. Business will continue as usual for all parties involved through to completion. The cash purchase price for the Telerate acquisition is subject to adjustment based on the level of working capital, and will increase by an amount currently estimated to be $28 million (£15 M) to the extent certain independent actions Telerate may take prior to closing result in corresponding reduction of Reuters $82 million (£43 M) anticipated restructuring costs. As part of the transaction, Reuters will provide $34 million (£18 M) in funding to Telerate, which together with interest will be applied against the purchase price upon the closing or repaid in the event the deal does not proceed. The parties have also agreed to modify the current agreement under which Reuters provides support services and licenses to Telerate, including extending the contract period while the deal is pending, and, in the event the deal is terminated, to extend the agreement by approximately two years. Telerate has a pre-existing exclusive network services agreement with Savvis relating to Telerate services which Reuters will also acquire in the deal.

For more information contact:

Yvonne Diaz
Reuters Corporate Communications
+44 20 7542 2615
yvonne.diaz@reuters.com

Miriam McKay
Reuters Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

Bill Walsh
Telerate
+1 212 553 2284
bill.walsh@telerate.com

Note to Editors

1 Reuters adjusted EPS is before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals, measured for the Reuters Group excluding Instinet Group. 2 Reuters adjusted operating margin is before amortisation of goodwill and intangibles, impairments and restructuring charges, measured for the Reuters Group excluding Instinet Group.

Both of the above calculations are based on UK GAAP per Reuters current reporting. Starting in 2005, Reuters will be reporting under the new IFRS standards, which are not expected to significantly affect the amount of EPS accretion or the impact on margin from the acquisition, but may affect Reuters core EPS calculation.

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 14,700 staff in 92 countries, including some 2,300 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

About Telerate

Telerate is a global provider of real-time financial market information. The company provides financial services firms with benchmark capital markets content and transaction services to drive investment decisions. The firm has over 35 years experience and is headquartered in New York City.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the transactions with Telerate and Quick and realize the anticipated benefits is subject to the risks that the conditions to such transactions will not be satisfied, including that necessary regulatory approvals are not obtained, risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies, and general risks associated with the companies’ businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.